UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

Item 8.01 Other Events

Appointment of chairmen and chairwoman of board committees

On May 25, 2020, the Board appointed Mr. Hong Yu as the chairman of the nominating committee.

On May 25, 2020, the Board appointed Mr. Yan Xiong as the chairman of the audit committee.

On May 25, 2020, the Board appointed Ms. Ping Liu as the chairwoman of the compensation committee.

Entry into a Material Definitive Agreement and a Financial Advisory Agreement

On May 8, 2020, Golden Bull Limited (“the Company”) entered into a Financial Advisory Agreement with Joseph Stone Capital, LLC (JSC). JSC may act a financial advisor to identify financing opportunities acceptable to the Company. The Company shall pay an upfront fee of $75,000 cash and a grant of 300,000 Ordinary Shares to Cathy Cao and her employer Joseph Stone Capital LLC.

On May 27, 2019, the Company began to enter into certain securities purchase agreements (the “SPA”) with certain “Non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a private placement (the “Offering”). Pursuant to the SPA, the Company agreed to sell up to an aggregate of 21,500,000 ordinary shares (the “Shares”), par value $0.01 per share , at a per share purchase price of $0.80. The maximum gross proceeds to the Company from such Offering will be $17,200,000

The parties to the SPAs have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq approval of the listing of the Shares and (b) accuracy of the parties’ representations and warranties.

The net proceeds of the Offering shall be used by the Company in connection with the Company’s purchase and acquisition of bitcoin mining machines , car rental sites, and working capital, including general corporate purposes.

The form of the SPA is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Name

10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: May 28, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer